PUBLIC



16013747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51030 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PCE INVESTMENT BANKERS, INC.**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. NEW ENGLAND AVENUE, SUITE 400
(No. and Street)

| WINTER PARK | FLORIDA | 32789 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL W. POOLE (407) 621-2100
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130, MAITLAND | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

# OATH OR AFFIRMATION

I, MICHAEL W. POOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PCE INVESTMENT BANKERS, INC., as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH DOMROSKI
Notary Public - State of Florida
Commission # FF 904401
My Comm. Expires Sep 16, 2019
Bonded through National Notary Assn.


Public Notary

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Exemption Report.
- ☒ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

TABLE OF CONTENTS

December 31, 2015

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

## ASSETS

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 649,830 |
| Trade accounts receivable | | 180,905 |
| Prepaid expense | | 13,895 |
| | $ | 844,630 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **STOCKHOLDER'S EQUITY** | | |
| Common stock: | | |
| Class A common stock, voting, $.01 par value; 50,000 shares authorized, 7,200 shares issued and outstanding | $ | 72 |
| Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 3,327 shares issued and outstanding | | 33 |
| Additional paid-in-capital | | 624,789 |
| Retained earnings | | 219,736 |
| | | 844,630 |
| | $ | 844,630 |

The Notes to Financial Statements are an integral part of this statement.



# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Management
PCE Investment Bankers, Inc.

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. as of December 31, 2015, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of PCE Investment Bankers, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCE Investment Bankers, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of PCE Investment Bankers, Inc.'s financial statements. The supplemental information is the responsibility of PCE Investment Bankers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 24, 2016

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

| | | |
|---|---|---|
| REVENUE | | |
| Fees | $ 2,706,618 | |
| Interest income | 939 | |
| | | $ 2,707,557 |
| OPERATING EXPENSES | | |
| Contract labor - related parties | 1,137,757 | |
| General and administrative expenses - related parties | 860,696 | |
| Bad debt | 212,370 | |
| Regulatory fees | 7,721 | |
| Bank fees | 75 | |
| | | 2,218,619 |
| Net income | | $ 488,938 |

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

# STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2015

| | Class A Common Voting | Class B Common Non-Voting | Additional Paid-In Capital | (Accumulated Deficit) / Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance, December 31, 2014 | $ 72 | $ 33 | $ 624,789 | $ (158,202) | $ 466,692 |
| Net income | - | - | - | 488,938 | 488,938 |
| Dividends | - | - | - | (111,000) | (111,000) |
| Balance, December 31, 2015 | $ 72 | $ 33 | $ 624,789 | $ 219,736 | $ 844,630 |

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

## STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Fees received | $ 2,471,093 | |
| Interest received | 939 | |
| Payments for employee compensation and benefits | (1,137,757) | |
| Fees and expenses paid | (874,079) | |
| Net cash provided by operating activities | | $ 460,196 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Dividends paid | | (111,000) |
| NET INCREASE IN CASH | | 349,196 |
| CASH AND CASH EQUIVALENTS, beginning | | 300,634 |
| CASH AND CASH EQUIVALENTS, ending | | $ 649,830 |

| | | |
|---|---|---|
| RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES | | |
| Net income | | $ 488,938 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Bad debt expense | 212,370 | |
| Increase in trade accounts receivable | (235,525) | |
| Increase in prepaid expense | (5,587) | |
| | | (28,742) |
| Net cash provided by operating activities | | $ 460,196 |

The Notes to Financial Statements are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in May 2003. Effective January 1, 2006, the Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: The Company earns advisory revenue through retainer agreements and success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2015, no allowance for uncollectible accounts was considered necessary.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements. As of December 31, 2015, the Company's tax years for 2012 through 2015 are subject to examination by the Internal Revenue Service.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 24, 2016 which is the date the financial statements were available to be issued. Management has determined that there are no events occurring subsequent to December 31, 2015 requiring disclosure.

## Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $649,830, which was $644,830 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2015 was 0 to 1.

## Note 3. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

## Note 4. Related Party Transactions

The company is under common control with sister companies, PCE Advisory, LLC; PCE Valuations, LLC, and PCE Indexes, LLC.

In addition, PCE Management, Inc. (PCEM) is a subsidiary of PCE Holdings, Inc. On January 1, 2008, the Company entered into a management agreement with PCEM under which certain overhead expenses, payroll, payroll related expenses, and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position may be different than if these entities were autonomous. Pursuant to the management agreement, $1,998,453 was recorded in operating expenses in various accounts for the year ended December 31, 2015. As of December 31, 2015, the Company had satisfied all liabilities incurred on its behalf by PCEM and had prepaid general and administrative expenses to PCEM in the amount of $13,895.

Note 5. Fair Value of Instruments

The Company has adopted FASB ASC 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities. FASB ASC 820 refines the definition of fair value, expands the disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value.

The Company's financial instruments are cash and cash equivalents, accounts receivable, and prepaid expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution. Cash balances are insured by the FDIC up to $250,000 per depositor, per insured bank. Amounts in excess of insured limits were approximately $399,830 at December 31, 2015. It is the opinion of management that the probability of the Company having to absorb the amount at risk of loss is remote.

Note 7. Commitments and Contingencies

The Company does not have any commitments or contingencies.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 844,630 |
| Deduct ownership equity not allowable for net capital | | - |
| Total capital | | 844,630 |
| Deductions and other charges | | |
| Non-allowable assets: | | |
| Unsecured trade accounts receivable | 180,905 | |
| Prepaid expense | 13,895 | |
| Total non-allowable assets | | 194,800 |
| Net capital | | 649,830 |
| Minimum net capital required | | 5,000 |
| Excess net capital | | $ 644,830 |
| Aggregate indebtedness | | $ - |
| Ratio of aggregate indebtedness to net capital | | 0 to 1 |

There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.



# hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
PCE Investment Bankers, Inc.

We have reviewed management's statements, included in the accompanying PCE Investment Bankers, Inc. Exemption Report, in which (1) PCE Investment Bankers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PCE Investment Bankers, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) PCE Investment Bankers, Inc. stated that PCE Investment Bankers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PCE Investment Bankers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PCE Investment Bankers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 24, 2016


PCE

January 18, 2015

Ohab & Company, P.A.
100 E. Sybelia Avenue
Suite 130
Maitland, FL 32751

To whom it may concern:

PCE Investment Bankers, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following

The Company claimed an exemption from 17 C.F.R. §240.15c-3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2) (i); and

The Company met the identified exemption provisions in 17 C.F.R. §240.15c-3-3 (k) (2) (i) throughout the most recent fiscal year without exception.

I, Michael Poole, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Michael W. Poole

Title: President, PCE Investment Bankers

Date: January 18, 2016



# hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
PCE Investment Bankers, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by PCE Investment Bankers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PCE Investment Bankers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PCE Investment Bankers, Inc.'s management is responsible for the PCE Investment Bankers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 24, 2016

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2020*********************MIXED AADC 220
051030 FINRA DEC
PCE INVESTMENT BANKERS INC
200 E NEW ENGLAND AVE STE 400
WINTER PARK FL 32789-4341

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $ 6,769

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 2,193 )

_______________
Date Paid

C. Less prior overpayment applied ( -0- )

D. Assessment balance due or (overpayment) 4,576

E. Interest computed on late payment (see instruction E) for ____days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,576

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,576

H. Overpayment carried forward $( -0- )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PCE Investment Bankers, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of February, 20 16.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,707,557

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,707,557

2e. General Assessment @ .0025 $ 6,769

(to page 1, line 2.A.)

PCE INVESTMENT BANKERS, INC.
(A Subsidiary of PCE Holdings, Inc.)

FINANCIAL REPORT

December 31, 2015